

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via E-mail
Toby Li
China Dredging Group Co., Ltd.
Floor 18, Tower A
Zhongshan Building No. 154
Hudong Road, Gulou District
Fuzhou City, Fujian Province 350001
People's Republic of China

> **Re:** **China Dredging Group Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 7, 2011**
> **File No. 333-178362**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The Company Data section in EDGAR indicates that your Current Fiscal Year End is 0930, rather than 1231. Please revise or advise.

Prospectus cover page

2. Please state the fixed price at which selling shareholders will sell their shares until there is a market for the ADSs, and specify that the market will be a public market. Please make a similar revision on page 105 under "Plan of Distribution".

The Offering

Terms of the offering by selling shareholders, page 3

3. Please state that notwithstanding that the selling shareholders will determine when and
    how they will sell the ADSs, they will sell at an identified, fixed price, until such time as
    there is a public market for the ADSs.

Selected Historical Financial Data, page 23

4. Please revise your selected historical financial information and your columnar
    presentations within MD&A so that they read consistently from left to right in the same
    chronological order as your historical financial statements. Similarly revise your future
    Forms 20-F. Refer to SAB Topic 11:E.

Critical Accounting Policies and Estimates, page 29

Escrow Shares, Embedded Derivative and Preferred Share Discount, page 31
(s) Escrow Shares, Embedded Derivative and Preferred Share Discount, page F-57
(q) Escrow Shares and Preferred Share Discount, page F-88

5. On pages 33, F-59 and F-91, you disclose that the embedded derivative and the obligation
    under the Make-Good Escrow are the only instruments held by you that are carried at fair
    value estimated using level 3 inputs. However, your table that shows the changes in the
    carrying value of the level 3 instruments appears to only include the changes in your
    derivative liability. The table does not include the contingent liability for a variable
    number of shares. Please advise or revise your disclosure accordingly.

Summary Compensation Table for the Fiscal Year Ended December 31, 2010, page 76

6. Please update this table to include compensation information for the years ended
    December 31, 2011, as well as December 31, 2010.

Exhibits

7. We note that you have yet to file several exhibits to the registration statement, including
    several opinions of counsel regarding the validity of the shares, taxes and matters relating
    to Chinese law, as well as several other items. Please note that we will need time to
    review these exhibits prior to effectiveness of your registration statement, and may have
    comments on them and your related disclosures.

Exhibit 23.1

8. Your independent registered public accounting firm references its report dated June 24,
    2011. However, it appears that the report is dated June 24, 2011 except for Notes 21 and
    22 as to which the date is December 7, 2011. Please make arrangements with your
    independent registered public accounting firm to have them refer to the dual dated audit
    opinion similar to its report dated October 6, 2010, except for Note 20 as to which the
    date is May 18, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew Ledbetter, Esq. (Via E-mail)